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                                   APPENDIX 2



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2001

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

           #500, 56 EAST 2ND AVENUE, VANCOUVER, B.C., CANADA, V5T 1B1
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                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F         [ X ]             Form 40-F        [___]]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      [___]             No       [ X ]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]


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                                 PEACE ARCH LOGO


September 19, 2001
FOR IMMEDIATE RELEASE

            NETWORKS RENEW PEACE ARCH ENTERTAINMENT'S ANIMAL MIRACLES
                                FOR SECOND SEASON

VANCOUVER, BC - Peace Arch Entertainment Group Inc. (AMEX: `PAE'; TSE: `PAE.A', `PAE.B') today announced that its docu-series ANIMAL MIRACLES has been renewed for a second season by Canadian specialty broadcaster, Life Network, and by PAX TV in the US. Peace Arch has just commenced production of its second season of 13 one-hour episodes. The show's second season will air Wednesdays at 9pm EST/6pm PST on the Life Network, during the broadcaster's Real Life Stories prime time block and PAX TV will air the show on Mondays at 8pm EST.

"We're excited to be back," stated Blair Reekie, Executive Producer of ANIMAL MIRACLES. "The renewal for a second season by both Life Network and PAX TV confirms that our partners value the program and that their audiences are responding positively to the show."

Peace Arch Entertainment will hold the international distribution rights to ANIMAL MIRACLES. "The series is also attracting considerable attention outside North America, with international sales already secured in Australia and Japan and negotiations currently underway in several other territories," noted Patti Poskitt, Supervising Producer and Director of Development for The Eyes Multimedia (a division of Peace Arch Entertainment Group Inc.). "This is a show that knows no borders. In any country, it is difficult to resist the appeal of animals and their amazing abilities to communicate and relate to people".

ANIMAL MIRACLES chronicles tales of the close and sometimes uncanny relationships that humans develop with animals. The stories that are recreated on the show are all true and touch viewers' hearts and souls in many ways. Each hour-long episode features five amazing stories that are told through personal and thoughtful interviews - with those who personally experienced the remarkable events - and illustrated with dramatic recreations. Narrated by Alan Thicke, the show features stories that have occurred in homes, on farms, in aquariums, at zoos, in the wild and in many unexpected places.

The show's chronicler, Alan Thicke, is a Golden Globe and seven-time Emmy Award nominated actor and writer and starred for seven years as "Jason Seaver" in the highly popular television sitcom GROWING PAINS. Hosting television shows is not new to Mr. Thicke - he has emceed such television specials as THE EMMY AWARDS, ABC's DISNEY CHRISTMAS and EASTER PARADES, THE MISS UNIVERSE, MISS WORLD USA and MISS USA PAGEANTS.

The Company also announced that it has repaid $750,000 of subordinated debt in accordance with its previously announced forebearance agreement. Also in accordance with the agreement the Company has agreed to pay, from the proceeds of the planned sale of a non-core real estate asset by October 15, 2001, an amount estimated at $950,000 together with the proposed assignment of a take-back mortgage in the amount of $400,000. These payments together will bring the total early repayment to approximately 25% of the principal subordinated debt.

  ADDITIONAL INFORMATION ON PEACE ARCH ENTERTAINMENT GROUP, ITS AWARD WINNING
       TELEVISION SERIES, DOCUMENTARIES AND FEATURE FILMS CAN BE FOUND AT
                               www.peacearch.com.


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This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate", "project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

                       For media inquires, please contact:
                         Carole Appleby, Media Relations
                       Peace Arch Entertainment Group Inc.
                 Tel: 604 681-9308 Email: cappleby@peacearch.com

                     For investor inquiries, please contact:
               R.J. Falkner & Company, Investor Relations Counsel
                   Tel: 800 377-9893 Email: info@rjfalkner.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             PEACE ARCH ENTERTAINMENT GROUP INC.
                                             -----------------------------------
                                                       (Registrant)

Date  SEPTEMBER 19, 2001                     By  /s/ JULIET JONES
      -----------------------------------    -----------------------------------
                                                       (Signature)*
                                                 Juliet Jones, CEO

-----------------------------------------
*Print the name and title under the signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.   Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.   Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.   Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.   Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.


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